UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                  (Amendment No.     )*

                         NextHealth, Inc.
                      ---------------------
                        (Name of Issuer)

                           Common Stock
                  ---------------------------
                 (Title of Class of Securities)

                           65333 G 105
                        -----------------
                          (CUSIP Number)

                   William T. O'Donnell, Jr.
                     144 Green Bay Road
                   Winnetka, Illinois 60093

                       With a copy to:

        Irv Berliner, Esq.                        Eric R. Decator, Esq.
 Kahn, Kleinman, Yanowitz & Arnson Co.,LPA    Sonnenschein, Nath & Rosenthal
      2600 Tower at Erieview                        8000 Sears Tower
     Cleveland, Ohio 44114-1824                     Chicago, IL 60606
         (216) 696-3311                              (312) 876-8000

    (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        January 17, 2001
     ------------------------------------------------------
     (Date of Event which Requires filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-
1(e),  240.13d-1(f)  or  240.13d-1(g),   check   the following
box /  /.

Note: Schedules filed in paper format shall include a signed original  and  five  copies of the schedule,  including  all
exhibits.   See 240.13d-7 for other parties to  whom  copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18
of  the  Securities   Exchange Act  of  1934  ("Act")  or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 65333 G 105                      Page 2  of    Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (entities only)

            William T. O'Donnell, Jr.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)                             (a)   [    ]

                                                      (b)   [ x ]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS (See Instructions)

            BK, WC

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(e) or 2(e)

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF    7   SOLE VOTING POWER
  SHARES
BENEFICIALLY     2,821,417
OWNED BY EACH
REPORTING
PERSON WITH
             8   SHARED VOTING POWER


             9   SOLE DISPOSITIVE POWER

                 2,321,417

            10   SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            2,321,417

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)

            X

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.9%

    14      TYPE OF REPORTING PERSON (See Instructions)

            IN

                          SCHEDULE 13D

CUSIP No. 65333 G 105                   Page 3  of   Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (entities only)

            George L. Ruff

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)                              (a)   [   ]
                                                       (b)   [ x ]
    3       SEC USE ONLY


    4       SOURCE OF FUNDS (See Instructions)

            BK, AF, PF

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(e) or 2(e)


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF    7   SOLE VOTING POWER
  SHARES
BENEFICIALLY       30,500
 OWNED BY
   EACH
 REPORTING
 PERSON WITH
             8   SHARED VOTING POWER

             9   SOLE DISPOSITIVE POWER

                 30,500

            10   SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            30,500

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 1%

    14      TYPE OF REPORTING PERSON (See Instructions)

            IN

                          SCHEDULE 13D

CUSIP No. 65333 G 105                    Page 4   of   Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            Beth O'Donnell

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)                                 (a)   [   ]
                                                          (b)   [ x ]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS (See Instructions)

            PF

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(e) or 2(e)

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF    7   SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY
  EACH
 REPORTING
PERSON WITH
             8   SHARED VOTING POWER


             9   SOLE DISPOSITIVE POWER

                 500,000

            10   SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            500,000

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%

    14      TYPE OF REPORTING PERSON (See Instructions)

            IN

                          SCHEDULE 13D
CUSIP No. 65333 G 105                       Page 5  of   Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            BTM Irrevocable Trust UA dated 09/08/89

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)                                   (a)   [   ]
                                                            (b)   [ x ]
    3       SEC USE ONLY


    4       SOURCE OF FUNDS (See Instructions)

            WC

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(e) or 2(e)


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Arizona

NUMBER OF    7   SOLE VOTING POWER
  SHARES
BENEFICIALLY     195,637
 OWNED BY
   EACH
 REPORTING
 PERSON WITH
             8   SHARED VOTING POWER

             9   SOLE DISPOSITIVE POWER

                 195,637

            10   SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            195,637

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.3%

    14      TYPE OF REPORTING PERSON (See Instructions)

            OO

     This Report on Schedule 13D is being made by and William T.
O'Donnell,  Jr.,  George  L. Ruff, Beth O'Donnell,  and  the  BTM
Irrevocable  Trust (each, a "Reporting Person", and collectively, the  "Reporting Persons"), and relates to the Common  Stock,  par
value  $.01   per  share,  of  NextHealth,  Inc.,   a   Delaware
corporation.   Mr.  O'Donnell, Mr. Ruff, Beth O'Donnell  and  BTM
Irrevocable Trust constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of such common stock.

      The summary description of certain documents contained in this Report are qualified in their entirety by reference to the complete texts of such documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

 Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, $.01 par value ("Common Stock") of NextHealth, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 16600 N. Lago Del Oro Parkway, Tucson, Arizona 85737.

Item 2.   Identity and Background.

     REPORTING PERSON:  William T. O'Donnell, Jr.:

          a) The name of the person filing this report is William T. O'Donnell, Jr.;

          b)   The business address of Mr. O'Donnell is 144 Green
               Bay Road, Winnetka, IL 60093;

          c) The present principal occupation or employment of Mr. O'Donnell is President and Chief Executive Officer of NextHealth, Inc., a Delaware corporation, whose address is 16600 N. Lago Del Oro Parkway, Tucson, Arizona 85737;

          d) During the last five years, Mr. O'Donnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

          e) During the last five years, Mr. O'Donnell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

          f)   Mr. O'Donnell is a citizen of the United States.

     REPORTING PERSON:  George L. Ruff:

          a)   The name of the person filing this report is George L. Ruff;

          b) The business address of Mr. Ruff is c/o Jack A. Shaffer & Company, LLC, 410 Park Avenue, Suite 430, New York, New York 10022;

          c) The present principal occupation or employment of Mr. Ruff is Chief Executive Officer of Jack A. Shaffer & Company, LLC, a Delaware limited liability company, located at 410 Park Avenue, Suite 430, New York, New York 10022;

          d) During the last five years, Mr. Ruff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

          e) During the last five years, Mr. Ruff was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

          f)   Mr. Ruff is a citizen of the United States.

REPORTING PERSON:  Beth O'Donnell:

          a)    The name of the person filing this report is Beth O'Donnell;

          b)   The  business address of Beth O'Donnell is 1 Fifth
               Avenue, #18G, New York, NY 10003;

          c) The present principal occupation or employment of Beth O'Donnell is photographer;

          d) During the last five years, Beth O'Donnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

          e) During the last five years, Beth O'Donnell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

          f)   Beth O'Donnell is a citizen of the United States.

     REPORTING PERSON:  BTM Irrevocable Trust UA dated 09/08/89:

          a)   The  name of the person filing this report is  BTM
               Irrevocable Trust UA dated 09/08/89 (the "Trust");

          b)   The  business address of the Trust is c/o John  R.
               O'Donnell, Trustee, 144 Green Bay Road,  Winnetka,
               IL 60093;

          c) The Trust was established to hold assets for the benefit of the children of Mr. O'Donnell and Beth
               O'Donnell;

          d) During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

          e) During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source of Amount of Funds or Other Consideration.

     On  January 17, 2001, the Company's Board of Directors  (the
"Board") received a proposal from an entity to be formed  by  the
Reporting  Persons to recapitalize the Company in a going-private
transaction.   The terms and conditions of the  proposal  were
set  forth  in  a  letter  dated January 17,  2001,  (the  "First
Proposal  Letter").   In  order  to  consummate  the  transaction
described in the First Proposal Letter, the Reporting Persons expect to form TRIOD, LLC ("TRIOD"), a limited liability company having two members  ("Triod  Members").  Under the  terms  of  the First Proposal
Letter, a wholly owned subsidiary of TRIOD would be merged with and into the Company (the "Merger"). The Merger would be facilitated by the transfer of certain assets (the "Merger Assets") from Mr. O'Donnell,  Mr.
Ruff,  Beth  O'Donnell and the Trust to the Triod  Members.   One
Triod Member would receive shares of Common Stock of the Company from Mr. O'Donnell, Beth O'Donnell and the Trust, as well as other assets owned by Mr. O'Donnell. The other Triod Member would receive a cash contribution from Mr. Ruff and his affiliates of a value equivalent to the aggregate value of the contributions of Mr.
O'Donnell, Beth O'Donnell, and the Trust. Immediately prior to the consummation of the Merger, the Triod Members, would contribute the Merger Assets to TRIOD for use as consideration to consummate the Merger.
The Reporting Persons will not be required to transfer any Merger Assets to the Triod Members until the closing of the Merger.

     Pursuant to the terms of the First Proposal Letter, at the effective time of the Merger; (i) each share of the Company's Common
Stock then outstanding (other than the shares then held by TRIOD) and each warrant and option to buy shares of the Company's Common Stock will be converted into the right to receive $5.10 (the "Per Share Merger Consideration") payable in cash (less, with respect to warrants and options, the price at which any such warrant or option is then exercisable)and (ii) each share of the Company's Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), then outstanding will be converted into the right to receive an amount in cash equal to the Per Share Merger Consideration for each share of the Company's Common Stock into which such Series A Preferred Stock is then convertible. The offer proposed in the First Proposal Letter was rejected by the Board.

    On January 24, 2001, the Reporting Persons submitted a second proposal to the Board. The terms and conditions of the second proposal were set forth in a proposal letter dated January 24, 2001 (the "Second Proposal Letter"). The terms of the Merger contained in the Second Proposal Letter are substantially identical to those terms contained in the First Proposal Letter, except that pursuant to the terms of the Second Proposal Letter, the Per
Share Merger Consideration payable in cash at the effective time of the Merger would be $5.45. The Board has formed a special committee to evaluate the Reporting Persons' proposal.

    The Reporting Persons expect that the consideration to be paid to the Company's shareholders, warrant holders and option holders upon consummation of the Merger will partially come from the Merger Assets transferred to TRIOD. Additionally, the Reporting Persons currently expect that approximately $40,000,000 will be borrowed
from  banks  and  other  financial institutions.   The  Reporting
Persons have not had any discussions with financial institutions regarding such funding and no commitment or undertaking to provide such funding has been finalized.

      There is no assurance that the Merger will occur or the terms on which any merger would occur if such a merger is consummated.

Item 4.   Purpose of the Transaction.

     The purpose of the transaction is to effect the Merger whereby TRIOD would become the holder of 100% of the equity of the Company.

     The   Merger   is  conditioned  upon  customary  conditions,
including,  among  other things, the approval by the  Company's
Board of Directors and the requisite number approval by the holders of the Company's Common Stock and Series A Preferred Stock. It is expected that, upon the consummation of the Merger, the registration of the Company's Common Stock pursuant to Section 12 of the Exchange Act would be terminated and the Company's Common Stock would cease to be listed on the NASDAQ stock market as of the effective date of the Merger.

Item 5.   Interest in Securities of Issuer.

     The Company's quarterly report on Form 10-Q for the quarter ending September 30, 2000 reports that, as of September 30, 2000, there were 8,619,488 shares ofthe Company's Common Stock outstanding. As of the date hereof, the Reporting Persons beneficially own shares of Common Stock as follows:

          (i) Mr. O'Donnell beneficially owns 2,821,417 shares of Common Stock or approximately 32.7% of the shares of Common Stock of the Company, including:

                  (a)  2,185,917 shares of Common Stock owned
                       directly by Mr. O'Donnell;

                  (b)  Options, exercisable, within 60 days
                       hereof, held by Mr. O'Donnell to purchase
                       135,500 shares of Common Stock. At the
                       effective time of the Merger, Mr. O'Donnell will receive cash payment for these options; and

                  (c) 500,000 shares of Common Stock held in the name of Beth O'Donnell of which Mr. O'Donnell has the sole power to vote or direct the vote pursuant to a Voting Trust Agreement (the
                       "Voting Trust Agreement") dated December 30, 1999, pursuant to which Mr. O'Donnell may exercise the voting rights of the Common Stock in his sole discretion. Mr. O'Donnell disclaims any beneficial interest in these shares.

          (ii) Beth O'Donnell beneficially owns 500,000 shares of Common Stock or approximately 5.8% of the outstanding shares of Common Stock. Beth O'Donnell's shares are subject to the Voting Trust Agreement whereby Mr. O'Donnell has sole voting power of the shares. Beth O'Donnell retains sole dispositive power over these shares.

         (iii) The Trust beneficially owns 195,637 shares of Common Stock or approximately 2.3% of the outstanding shares of Common Stock. The voting and dispositive power of the shares is exercised by John O'Donnell, as Trustee.

          (iv) Mr. Ruff is the holder of options, exercisable within 60 days to purchase 30,500 shares of Common Stock of the Company. Upon consummation of the Merger, Mr. Ruff will receive cash payments for these options. In December 2000, Mr. Ruff divested himself of beneficial ownership of options to purchase 22,000 shares of Common Stock of the Company pursuant to a contractual arrangement in which no separate consideration was paid to Mr. Ruff for such divestiture.

     By  virtue of their status as a "group" for purposes of Rule
13d-5, under the Exchange Act, Mr. O'Donnell, Mr. Ruff, Beth O'Donnell, and the Trust may be deemed to have shared voting and dispositive power over the shares owned by the other members of the Reporting Group.
However, as of the date hereof, no obligation (other than as explicitly disclosed herein) exists whereby the Reporting Persons would share voting or dispositive power of the shares of the Company's Common Stock owned by the other Reporting Persons. Other than as disclosed herein, each Reporting Person disclaims any beneficial ownership interest in shares of the Company's Common Stock beneficially owned by the other Reporting Persons.

Item 6.   Contracts,  Agreements, Understanding or  Relationships
          With Respect to Securities of Issuer.

     The  information  set forth in Items 3, 4,  and  5  of  this
Schedule 13D is hereby incorporated by reference herein.
Item 7.   Materials to be Filed as Exhibits.

     Exhibit A Joint Filing Agreement

     Exhibit B First Proposal Letter, dated January 17, 2001

     Exhibit C Second Proposal Letter, dated January 24, 2001

     Exhibit D Voting Trust Agreement

                           SIGNATURES

      After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  January ___, 2001        /s/William T. O'Donnell, Jr.
                                 -------------------------------------
                                 William T. O'Donnell, Jr., individually


                                /s/George L. Ruff
                                --------------------------------------
                                George L. Ruff, individually

                                /s/Beth O'Donnell
                                --------------------------------------
                                Beth O'Donnell, individually


                               BTM Irrevocable Trust UA dated 09/08/89


                         By:  /s/John O'Donnell
                              ---------------------------------------
                              John O'Donnell, Trustee